United States
                       Securities and Exchange Commission

                                   Form 12b-25
                                                         SEC File No. 333-39208
                                                          CUSIP No. 12615U 10 5

                           NOTIFICATION OF LATE FILING

(Check One):   ___  Form 10-K and Form 10-KSB; __ Form 20-F;

                   __ Form 11-K;   X   Form 10-Q and Form 10-QSB; __ Form N-SAR
                                 -----

              For Period Ended:  September 30, 2005

              _ Transition report on Form 10-K
              _ Transition Report on Form 20-F
              _ Transition Report on Form 11-K
              _ Transition Report on Form 10-Q
              _ Transition Report on Form N-SAR
              For the Transition Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

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PART I: - REGISTRANT INFORMATION

                       COL China Online International Inc.
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable

                       3176 South Peoria Court, Suite 100
                             Aurora, Colorado 80014
     ----------------------------------------------------------------------
            Address of Principal Executive Office (Street and Number)
                            City, State and Zip Code

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PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
   X following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

                (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Because of the difficulties encountered by the Company in coordinating the schedules of the various parties who contribute to the filing of the Company's Quarterly Report on Form 10-QSB regarding the quarter ended September 30, 2005 (the "Form 10-QSB"), the Company has not yet finalized its accounts and, therefore, the Form 10-QSB could not be timely filed without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Chi Keung Wong                                 86 021 64479982
--------------------------------------------------------------------------------
  (Name)                                 (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s)

  X  Yes          No
-----     -----

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  X    Yes        No
-----       -----
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Revenues for the three months ended September 30, 2005 represent the services commission revenues from ISP service and selling IP phone (collectively known as "telecommunication") of approximately Rmb365,579 (US$45,077) compared to Rmb160,078 (US$19,316) for the three months ended September 30, 2004. The Company contracted with a telecommunication services company selling IDD (IP phone) to end-users and receives telecommunication services commission income from the agent, which is a percentage of monthly usage of the end users.

     For the three months period ended September 30, 2005, the Company had other income of approximately Rmb536 (US$66) as compared to Rmb35,943 for the three months period ended September 30, 2004. "Other income" primarily represents interest income and miscellaneous income.

     General and administrative costs include salaries, rent, travel other overhead costs. For the three months ended September 30, 2005 and 2004, general and administrative costs totaled approximately Rmb1,235,430 (US$152,332) and Rmb2,413,859, respectively. The decrease in general and administrative costs in 2005 was mainly a result of the closing of the in-store advertising business.

     Amortization and depreciation expense for the three months ended September 30, 2005 and 2004 was approximately Rmb123,533 (US$15,232) and Rmb173,285 respectively. The decrease is due to some fixed assets fully depreciated in last year.

     The Company has not recognized any future tax benefits resulting from its operating losses due to the uncertainty of future realization. No share of loss has been absorbed by minority shareholder for the three months ended September 30, 2005 and 2004 as its initial capital contribution was fully absorbed.

     The above has resulted in net losses of approximately Rmb1,340,545 (US$165,293) and Rmb2,473,937 for the three months ended September 30, 2005 and 2004 respectively. The Company expects to continue to incur losses until its services are more fully developed and accepted in China.


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



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                       COL CHINA ONLINE INTERNATIONAL INC.
                   ------------------------------------------
                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 14, 2005     By:/s/ Chi Keung Wong
       -----------------        ----------------------------------------
                                     Chi Keung Wong, Chief Executive Officer
                                            and Chief Financial Officer

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